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RECEIVED MAR 0 1 2002 352

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SEC FILE NUMBER
8- 45755

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TRAUTMAN WASSERMAN & COMPANY INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 FIFTH AVENUE
(No. and Street)

NEW YORK	NY	10110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK BARBERA 212-575-5500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI LLP
(Name — *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 2 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

2A

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK BARBERA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRAUTMAN WASSERMAN & COMPANY INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

CHIEF FINANCIAL OFFICER

Title



Notary Public

GILLIAN TRAUTMAN
Notary Public, State of New York
01TR5061573
Qualified in Queens County
Commission Expires 06/10/2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
MAR 0 1 2002
352

TRAUTMAN WASSERMAN & CO., INC.

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31 , 2001

TRAUTMAN WASSERMAN & CO., INC.

INDEX



KAUFMANN,
GALLUCCI LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Shareholders of Trautman Wasserman & Co., Inc.:

We have audited the accompanying statement of financial condition of Trautman Wasserman & Co., Inc. (the "Company") as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Trautman Wasserman & Co., Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 10, 2002

Kaufmann, Gallucci LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

TRAUTMAN WASSERMAN & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 5,448
Receivable from clearing organization, including cash of $479,517	1,743,171
Deposit with clearing organization	100,342
Securities owned:	
Marketable, at market value	3,137
Not readily marketable, at estimated fair value	5,902
Accounts receivable	74,113
Employee loans and advances	28,579
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $276,005	117,085
Prepaid expenses and other assets	78,979
Total assets	$ 2,156,756

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 1,009,196
Total liabilities	1,009,196
Commitments and contingencies	
Shareholders' equity:	
Common stock, no par value; authorized 1,500 shares, issued 1,101 shares	200
Additional paid-in capital	1,671,172
Accumulated deficit	(523,812)
Total shareholders' equity	1,147,560
Total liabilities and shareholders' equity	$ 2,156,756

The accompanying notes are an integral part of this financial statement.

TRAUTMAN WASSERMAN & CO., INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Trautman Wasserman & Co., Inc., (the Company), was incorporated on April 29, 1993 as a Delaware corporation.

The company is a registered broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc.

The Company operates as a "general securities introducing broker" executing trades primarily for retail customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker/dealer ("clearance agent") on a fully disclosed basis (see Notes 3 and 7).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a) The Company records proprietary securities transactions in regular-way trades on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with the related commission income and expenses on a trade date basis.

(b) Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management with the resulting unrealized gains and losses reflected in the statement of operations. Securities sold and not yet purchased represent an obligation of the Company to deliver specific equity securities. To satisfy this obligation, the Company must acquire the securities at the prevailing market prices in the future, which may differ from the market value reflected on the statement of financial condition and may result in a gain or loss to the Company.

(c) Depreciation and amortization were computed using the straight-line method over the estimated useful lives of the assets.

NOTE 2 - CONTINUED

(d) The process of preparing financial statements in conformity with generally accepted accounting principles in the United States of America requires the use revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 3 - RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization represents cash held by the clearing organization for commissions generated in December 2001 and paid in January 2002, and residual balances from the Company's trading activity. The deposit with the clearing organization is required by the clearing agreement.

As stated in Note 2, the Company records securities transactions on a trade date basis. Further, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill his obligation on a trade date transaction through December 31, 2001, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customer. Subsequent to the balance sheet date, all unsettled trades at December 31, 2001 settled with no resulting liability to the Company.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

From time to time, the Company may sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. To satisfy this obligation, the Company would acquire the securities at the prevailing market prices in the future which may result in a loss to the Company if the market value of the securities increases.

NOTE 5 - INCOME TAXES

For income tax purposes, the shareholders have elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Corporate Franchise Tax Law.

NOTE 5 - CONTINUED

Accordingly, no provision has been made for Federal income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders. Minimum state and local taxes for the year ended December 31, 2001 are included in operating expenses.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

At December 31, 2001, the Company had lease commitments for office space expiring March 31, 2007 in New York, and March 31, 2003 in San Francisco. The approximate minimum annual lease payments are as follows:

Year ended December 31	Minimum Lease payments
2002	$ 407,547
2003	337,779
2004	314,523
2005	315,754
2006	329,289
Thereafter to March 31, 2007	82,322
	$ 1,787,214

The Company is named in several complaints brought by former customers and employees relating to certain securities transactions. The allegations are being vigorously defended by management who believes, after consultation with outside counsel, that there will be no material adverse affect on the financial condition of the Company.

NOTE 7 - REGULATORY REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum capital equal to $100,000. At December 31, 2001, the Company had net capital of $832,841 which was $732,741 in excess of the required minimum net capital at that date.

NOTE 7 - CONTINUED

The Company clears all customer transactions through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company has an agreement with its Parent which provides that a portion of certain operating expenses, such as rent, employee costs, office supplies and equipment, and other services, which are shared with the Parent, are allocated to the Parent. The amount allocated in 2001 was $134,518.